Exhibit 99.2

Rainfall Generation Services

Overview – December 2022

What is Rainfall Generation Technology?

There are many technologies that humans have tried to use to increase the amount of rain in a local area. Some popular current technologies, like cloud seeding with silver iodide, produce results by using chemicals to mimic the formation of ice crystals, which cause water vapor to coalesce into raindrops.

While the environmental and health harms stemming from cloud seeding with silver iodide are uncertain, Rain Enhancement Technologies, Inc. (“Rainwater Tech”) uses a different approach to augmenting the formation of raindrops in clouds: ionization.

By creating negative ions in sufficient quantity in the air, ionization rainfall generation platforms leverage the natural updrafts from the earth to the rain cloud layer to deliver the ions into the clouds. There, the ions bind with particles in the air and attract cloud condensation nuclei. This additional excitation of all the cloud condensation nuclei accelerates the number of collisions among them that cause them to combine into heavier and heavier water droplets, until they finally begin to fall as rain.

Third-party trials in Oman have shown an increase of as much as 18% in rainfall when using ionization rainfall generation technology -- meaning 18% more surface water for drinking, growing crops, or recharging aquifers.

© 2022 Rain Enhancement Technologies, Inc. All Rights Reserved.	1

1 Note image displayed in graphic is a product rendering for illustrative purposes only 2 For more information, see Pruppacher and Klett, Microphysics of Clouds and Precipitation, 2nd Ed. 1996

Rainwater Tech’s Ionization Rainfall Generation Solution

Rainwater Tech’s future solution begins with a network of ionization devices. Each device will be a horizontal plasma antenna that produces negative ions. These ions are produced by high voltage applied to the antenna during periods when the network operations system determines that meteorological conditions are right for rain to occur. Then, the natural process of coalescence is enhanced by the excitation caused by ionized air particles in the clouds. After several minutes, heavy raindrops begin to form and drop from the cloud.

The Future Device

1 Product rendering for illustrative purposes only.

Each device will hold a 40ft long antenna subassembly at the top of a base made of non-conductive fiberglass-reinforced plastic.

At an overall height of 22 ft. the negative ions created can be picked up by the local updrafts and carried into the rain cloud layer at about 2000ft.

© 2022 Rain Enhancement Technologies, Inc. All Rights Reserved.	2

Power to the device will be provided by a local solar array with battery backup, which provides data to the operations center via a software system over private and public wifi and cell networks. If required, a diesel generator can be used to power the device as an alternative to solar, but in most locations in the US the solar system will provide more than enough power. The device will require minimal maintenance and will be remotely powered on and off when needed.

The operations backend will be a blend of software and human monitoring of weather and wind data, as well as data provided by a network of sensors. When the weather conditions are right, each device will be remotely activated for the duration of the cloud event. The network in each geography will be further tuned by continuous feedback after each rainfall.

Expected Coverage Area

Just one ionization device can influence raindrop production in a vast area – the expected operating radius is up to 70 miles. However, as a practical consideration, multiple devices are expected to be installed within a specific area, with the goal of allowing activation of independent devices when wind conditions and weather are more favorable in certain parts of the covered area than others.

2 Map Data:© 2022 Google, INEGI

Map of greater Austin, Texas metro area, with rainfall generation service coverage by up to 8 devices. More devices maximize the amount of additional water produced by ionizing clouds moving along any vector.

Site Selection Criteria & Installation

Rainwater Tech intends to offer leasing opportunities for property owners with appropriate parcels of land. Rainwater Tech’s system will be designed to work with the natural terrain and Earth’s natural meteorological processes, so each installation will require a customized site plan. Rainwater Tech’s field application engineers will work with future customers to obtain any necessary drawings, permits, and general contractor labor required to install the technology.

© 2022 Rain Enhancement Technologies, Inc. All Rights Reserved.	3

3 Installation of a device in third-party trials in Oman. Electric winches lift the assembly to vertical.	Each installation site must contain a level area of approximately 1,000 square ft. It must be an open area that experiences good updrafts in windy conditions. Hilltops or cliffs are especially of interest. The systems must be set back at least 200 ft from power lines, antennas, or any other structure that may form a convenient ground for the ionized particles. An installation location that would work for a wind turbine would likely be a good site to install the technology.

Site preparation involves leveling and pouring two concrete footings, and potentially installing a small shelter for the anticipated electronics package. Rainwater Tech will work with future customers to identify local personnel who can install the device. A general contractor with access to the installation guide, plus 2-4 additional laborers, can install one device in approximately a week. An electric winch is used to raise the device on-site, and most of the rest of the labor can be done with standard tools.

The ionization device will be powered by a small solar array with battery backup, for completely off-grid operation. The device itself will be shipped in four flat-packed crates, which may be delivered by truck or by helicopter. Total shipping weight will be approximately 1 ton.	4 Product rendering for illustrative purposes only.

Rainwater Tech field application engineers will be available on-site during the installation to assist contractors with best practices and troubleshooting and to get the device connected to the operations backend.

Service Offering

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Rainwater Tech intends to have programs for water agencies, ESG managers, property managers and owners of properties greater than 100,000 acres.

Our expected partnership model will provide rain generation/augmentation technology to future customers via simple subscription format. In addition, Rainwater Tech intends to develop and improve software and machine learning control systems to report on how much additional water has fallen by region where systems will be installed.

Contact Us

If you’d like to learn more about how to get started with Rainwater Tech, please contact us at sales@rainwatertech.com.

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